Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone (215) 564-8000 Fax (215) 564-8120 www.stradley.com

Michael P. O'Hare
mohare@stradley.com
215.564.8198
August 3, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention: Tony Burak

Re:	Jacob Funds Inc.
File Nos. 333-82865 and 811-09447

Dear Mr. Burak:

This letter responds to the comments the staff ("staff" or "you") of the U.S. Securities and Exchange Commission ("SEC") provided to U.S. Bancorp Fund Services, Inc., the administrator and fund accountant for Jacob Funds Inc. (the "Registrant"), regarding the shareholder report filed on Form N-CSR by the Registrant for the fiscal year ended August 31, 2016 (the "Annual Shareholder Report").

Comment No. 1: The staff notes that the portfolio holdings of each of the Jacob Small Cap Growth Fund ("Small Cap Fund") and Jacob Micro Cap Growth Fund ("Micro Cap Fund" and, together with the Small Cap Fund, the "Funds") series of the Registrant, as of August 31, 2016, indicate a high concentration in particular industries and sectors. Specifically, you note that the Small Cap Fund shows approximately 44% of the portfolio invested in the information technology industry, with approximately 42% in technology software and services; and the Micro Cap Fund shows approximately 40% in information technology, with 33% in technology software and services, and 44% in healthcare. The staff also notes this has been a trend over the past three fiscal years. Given these concentrations, consider whether each Fund should add

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Mr. Tony Burak
U.S. Securities and Exchange Commission
August 3, 2017

strategy and risk disclosure with respect to concentration, generally, and the relevant industries/sectors, specifically.

In addition, the staff notes that each Fund's prospectus disclosure states that "[t]he Adviser expects to select investments for the Fund in companies that are broadly diversified over various industry groups." Given the concentration noted above, explain how each Fund's holdings comply with the prospectus disclosure.

Response No. 1:  The Registrant notes that each Fund, as a matter of fundamental policy, will not make investments that will result in the concentration (as that term may be defined in the Investment Company Act of 1940, as amended (the "1940 Act"), any rules or orders thereunder, or staff interpretation thereof) of its total assets in securities of issuers in any one industry (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities or securities in other investment companies). For the reasons discussed below, the Funds have complied with this policy and do not concentrate investments in any particular industry.

For purposes of compliance testing with respect to such concentration policies, the Funds and the Adviser (Jacob Asset Management of New York LLC) utilize the North American Industry Classification System ("NAICS"). The NAICS structure is hierarchical; it starts with the general categories of Sectors and further delineates into more-specific Subsectors, Industry Groups, Industries, and National Industries. The Funds classify portfolio holdings into specific NAICS Subsectors (which are broader classifications than Industry Groups and Industries).1

With respect to the presentation of industry/sector classifications in the Annual Shareholder Report and other shareholder reports for the Funds, the Adviser has generally utilized broad, customized categories (which are more analogous to NAICS Sectors) in order to present such classifications in a plain language format, and/or present specific holdings in a way that the Adviser believes more-accurately reflects such companies' principal business activities. In response to the staff's comments, going forward, the Adviser expects to utilize the NAICS structure to present industry/sector classifications for the Small Cap Fund and Micro Cap Fund in shareholder reports and related shareholder communications, with appropriate explanations.

With respect to your comments regarding disclosure of the Funds' principal investment strategies and risks, the Registrant notes that the Adviser expects to select investments for the Funds in companies that are diversified over various NAICS Industry Groups and Industries. In response to the staff's comments, in connection with the annual update to the Funds' prospectus and statement of additional information, the Registrant will add additional disclosure to highlight

[1]
The Adviser may classify a particular holding different than NAICS in situations where the Adviser believes that the NAICS classification does not accurately reflect such company's principal business activities or is deemed to no longer be appropriate (e.g., due to significant changes to the company's business or operations that were not yet taken into consideration by NAICS).

Mr. Tony Burak
U.S. Securities and Exchange Commission
August 3, 2017

the risks associated with investments emphasized in particular sectors (to the extent that the Funds may have significant investments in such sectors).

Comment No. 2:  The staff notes that the Code of Ethics attached to the Form N-CSR filing (for the fiscal year ended August 31, 2016) is dated October 17, 2003; however, the website contains a more current version. The staff requests that the Registrant attach the most recent version to future filings.

Response No. 2:  The Registrant notes that the referenced Code of Ethics filed as an exhibit to Form N-CSR for the fiscal year ended August 31, 2016 applies to the Registrant's principal executive officer and principal financial officer as contemplated by Item 2 of Form N-CSR. The Registrant notes that it has filed such Code of Ethics with the SEC pursuant to Item 12(a)(1) of Form N-CSR, as contemplated by Item 2(f)(1) of Form N-CSR, rather than post the text of the Code of Ethics on its website (www.jacobinternet.com) or otherwise make the Code of Ethics available to shareholders as contemplated by Item 2(f)(2) or (3) of Form N-CSR.

The Registrant notes that there is a separate Joint Code of Ethics (amended and restated as of January 16, 2009) available on the Funds' website that applies to the Registrant and the Adviser pursuant to Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Investment Advisers Act of 1940, as amended.

*  *  *

Please do not hesitate to contact me at (215) 564-8198 if you have any questions or wish to discuss any of the responses presented above.
Respectfully submitted, /s/ Michael P. O'Hare Michael P. O'Hare cc: Ryan I. Jacob